U.S. SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                        FORM 4

   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30 (f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1 (b).


1. Name and Address of Reporting Person
        Giles                   Edward                  M
        (Last)                  (First)               (Middle)

      c/o Ventana Medical Systems, Inc., 1910 Innovation Park Dr.
                            (Street)

       Tucson                         AZ                    85737
       (City)                       (State)                  (Zip)

2. Issuer Name and Ticker or Trading Symbol
        Ventana Medical Systems, Inc.  (VMSI)


3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month / Year
4/23/2003

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
__x__Director                             _____ 10% Owner

____Officer (give title below)  _____Other (specify below)


7. Individual or Joint/Group Filing (Check applicable line)
__x____Form filed by One Reporting Person

______Form filed by More than One reporting person


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of Security (Instr. 3)
a) Common Stock

2. Transaction Date (Month/Day/Year)
a) 4/23/2003

2A.Deemed Execution Date, if any (Month/Day/Year)

3. Transaction Code (Instr. 8)
a) P

4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)
Amount
a) 5,000

(A) or (D)
a) A

Price
a) $20.36

5. Amount of Securities Beneficially owned at end of month (Instr. 3 &4)
a) 57,462
b) 36,286
c) 620,701


6. Ownership Form: Direct (D) or Indirect (I)
a) I
b) D
c) I

7. Nature of Indirect Beneficial ownership (Instr. 4)
a) (1)
b)
c) (2)

Footnote:
(1) Edward M Giles IRA Fiduciary Trust
(2) Mr. Giles is chairman of the Vertical Group. Mr. Giles disclaims beneficial ownership of the shares beneficially owned by such entities affiliated with The Vertical Fund Associates, L.P., except to the extent of his partnership interest therein.

Reminder: Report on a separate line for each class of securities beneficially Owned directly or indirectly

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially owned
               (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (Month/Day/Year)

3A.Deemed Execution Date, if any (Month/Day/Year)

4. Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of (D)

6. Date Exercisable and Expiration Date (Month/Day/Year)
Date Exercisable

Expiration Date

7. Title and Amount of  underlying Securities (Instr. 3 &4)
Title


Amount or Number of Shares


8. Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficialyy owned at end of month

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)

11. Nature of Indirect Beneficial ownership (Instr. 4)

Explanation of Response:

Edward M Giles                                 4/24/03
**Signature of Reporting Person                   Date

**Intentional misstatements or omissions of facts consitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).